                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            GRISTEDE'S SLOAN'S, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   398635-10-2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                         250 Park Avenue, New York 10177
                         -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 10, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting ben ficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No. 398635-10-2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John A. Catsimatidis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     5,847,914

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     12,358,936

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     5,847,914

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     12,358,936

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,206,850

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.3%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 398635-10-2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Red Apple Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     12,346,274

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     12,346,274

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,346,274

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D dated October 7, 1986, as amended by Amendment No. 1 dated January 27, 1988 ("Amendment No. 1"), Amendment No. 2 dated June 28, 1988, Amendment No. 3 dated July 28, 1988, Amendment No. 4 dated July 14, 1989, Amendment No. 5 dated November 8, 1994 and Amendment No. 6 dated February 27, 1995 is further amended and, as amended, said Statement on Schedule 13D shall read in its entirety as follows:

Item 1.  Security and Issuer.

     This Statement relates to the Common Stock, par value $0.02 per share (the "Shares"), of Gristede's Sloan's, Inc. (formerly, Sloan's Supermarkets, Inc. and hereinafter the "Company"). The address of the Company's principal executive office is 823 Eleventh Avenue, New York, New York 10019-3535.

Item 2.  Identity and Background.

     The reporting persons are John A. Catsimatidis ("Catsimatidis") and Red Apple Group, Inc. a New York corporation ("Group").

     Catsimatidis is the sole stockholder of Group. The principal business address of the reporting persons is 823 Eleventh Avenue, New York, New York 10019-3535. The name, position and business address of each director and principal executive officer of Group is set forth in Schedule A.

     Catsimatidis' present principal occupation is the Chief Executive Officer and Chairman of the Board of the Company.

     Neither Catsimatidis nor Group nor any director or executive officer of Group has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Catsimatidis  is a citizen of the United States of America.

Item 3. Sourceand Amount of Funds or Other Consideration.

     On October 7, 1986, Catsimatidis purchased 150,000 Shares for $1,252,000 cash (including commissions). The entire purchase price was obtained through personal funds of Catsimatidis.

     The aggregate purchase price of 65,000 Shares purchased by Catsimatidis in the 60 days preceding the date of filing of Amendment No. 1 was $206,002
(excluding commissions). The entire purchase price was provided by personal funds of Catsimatidis.

     On July 28, 1988, Catsimatidis purchased an additional 357,541 Shares for an aggregate purchase price of $3,039,098.50. The entire purchase price was obtained from the proceeds of a short-term unsecured loan made to Catsimatidis by Continental Illinois Bank and Trust Company of Chicago (the "Bank"). The loan bore interest at the rate of 1-1/2% over the Bank's reference rate in effect from time to time. The loan was repaid with personal funds of Catsimatidis.

     On October 10, 1994 the Company granted to Catsimatidis an option to purchase an aggregate of 250,000 Shares of the Company at a price of $4.125 per share (the "1994 Options"). The grant of such option was subject to approval by the stockholders of the Company at the next annual meeting of stockholders. If approved the option would become exercisable in full on the date of such approval and shall remain exercisable until the earlier of October 9, 2004 or 90 days after the termination of Catsimatidis' employment with the Company.

     On October 14, 1994 Catsimatidis exercised options to purchase an aggregate of 450,000 Shares of common stock for an aggregate purchase price of $775,000. The source of the funds used for payment of the purchase price was personal funds.

     On January 20, 1995 the Company distributed a 10% stock dividend to each holder of record of Shares as of the close of business on December 20, 1994 (the "Stock Dividend"). Certain of the reporting persons received an aggregate of 106,141 Shares pursuant to the Stock Dividend.

     As a result of the Stock Dividend the exercise price and the number of shares which may be purchased by Catsimatidis upon exercise of the 1994 Options was adjusted to $3.75 per share and 275,000 Shares, respectively.

     On February 22, 1995 the grant of the 1994 Options was approved by the stockholders of the Company and all of such options became immediately exercisable on such date.

     On November 19, 1995 an entity controlled by Catismatidis purchased 10,000 Shares for an aggregate purchase price of $38,875. The entire purchase price was paid with personal funds of Catsimatidis.

     On August 12, 1996 the Board of Directors of the Company granted to Catsimatidis non-qualified stock options to purchase an aggregate of 250,000 Shares at $2.875 (the "1996 Options"), subject to approval by the stockholders of the Company. On October 30, 1997 the stockholders approved the grant to Mr. Catsimatidis of the 1996 Options and all of such options became immediately exercisable on such date.

     On November 10, 1997 a Merger Agreement, dated as of July 14, 1997 among Group, Red Apple Supermarkets, Inc., Gristede's Supermarkets, Inc., City Produce Distributors, Inc. ("City Produce"), Supermarket Acquisition Corp., Catsimatidis, the Company, RAS

Operating Corp., Gristede's Operating Corp., SAC Operating Corp. and City Produce Operating Corp. (the "Merger Agreement") was consummated pursuant to which subsidiaries of the Company acquired by merger from corporations directly or indirectly wholly owned by Catsimatidis 29 supermarkets, ownership of the tradenames "Sloan's" and "Gristede's" and the business of City Produce (which operates a warehouse and distribution center) and the Company issued to Group and Catsimatidis 12,330,544 and 4,173,754 Shares, respectively.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition by Catsimatidis of all of the Shares was for investment only. Catsimatidis may acquire additional Shares or other securities of the Company, in privately negotiated or open market transactions, on such terms and at such times as he considers desirable. Other than as described herein, Catsimatidis has no present plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     (a)-(b) The aggregate number and percentage of the class of shares beneficially owned by Catsimatidis, directly or indirectly, as of November 10, 1997 is 18,206,850 Shares and 90.3%, respectively. Catsimatidis has sole voting power and investment power with respect to 5,847,914 of the Shares beneficially owned by him and shares voting power and investment power with respect to 12,358,936 of the Shares with entities and retirement accounts controlled by him. The number of Shares beneficially owned by Catsimatidis and as to which he has sole voting and investment power includes 275,000 Shares which may be issued to him upon exercise of the 1994 Options and 250,000 Shares which may be issued to him upon exercise of the 1996 Options. See Item 3, herein.

     The aggregate number and percentage of the class of shares beneficially owned by Group, directly or indirectly, as of November 10, 1997 is 12,346,274 Shares and 62.9%, respectively. Group shares voting power and investment power with respect to all of such Shares with Catsimatidis and also shares voting and investment power with respect to 15,730 of such Shares with entities controlled by Group.

     Other than Catsimatidis, none of the directors or executive officers of Group beneficially own any Shares.

     Catsimatidis, by virtue of being the sole stockholder of Group, may be deemed to beneficially own the Shares which Group or its direct or indirect subsidiaries own of record. In addition, Catsimatidis, shares the power to direct the voting and disposition of the Shares owned by certain retirement plans and accounts.

     Group may be deemed to beneficially own the Shares owned of record by its direct or indirect subsidiaries.

     (c) The only transaction in the Shares of the Company effected by any of the reporting persons during the past sixty days was the receipt by Catsimatidis and Group of 4,173,754 and 12,330,544 Shares, respectively, pursuant to the Merger Agreement (see Item 3, herein).

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On November 10, 1997 the Company, Catsimatidis and Group entered into a Registration Rights Agreement pursuant to which Catsimatidis and Group were granted certain rights to require the Company to register under the Securities Act of 1933, as amended, the Shares obtained by Catsimatidis and Group pursuant to the Merger Agreement.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1 - Joint Filing Agreement dated December 8, 1997*

     Exhibit 2 - Letter of Intent between  Catsimatidis  and Sam Beckerman dated
                 June 22, 1988**

     Exhibit 3 - Stock  Purchase  Agreement,  dated  July  28,  1988  between
                 Catsimatidis and Sam Beckerman**


----------

*  Filed herewith

** Previously filed in paper format and not filed herewith in accordance with Rule

         101(a)(2)(ii) of Regulation S-T

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1997

                                        /s/ John A. Catsimatidis
                                        -----------------------------
                                        JOHN A. CATSIMATIDIS


                                        RED APPLE GROUP, INC.


                                        BY: /s/ John A. Catsimatidis
                                            -------------------------
                                            JOHN A. CATSIMATIDIS,
                                            CHAIRMAN OF THE BOARD

                                   SCHEDULE A

     The name, position and citizenship of the directors and executive officers of Red Apple Group, Inc. are set forth below. The business address of John Catsimatidis and Mark Kassner is 823 Eleventh Avenue, New York, New York 10019. The business address of Myron Turfitt is 15 Bradley Street, Warren, Pennsylvania 16365. All officers and directors are citizens of the United States.

Name                           Position

John A. Catsimatidis           Director, Chairman of the Board, Chief Executive
                               Officer and Chief Financial Officer

Myron Turfitt                  Vice President

Mark Kassner                   Secretary

                                                                       EXHIBIT I

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gristede's Sloan's, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 8th day of December, 1997.


Dated:  December 8, 1997


                                        /s/ John A. Catsimatidis
                                        -----------------------------
                                        JOHN A. CATSIMATIDIS


                                        RED APPLE GROUP, INC.


                                        BY: /s/ John A. Catsimatidis
                                            -------------------------
                                            JOHN A. CATSIMATIDIS,
                                            CHAIRMAN OF THE BOARD